Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-124106 on Form S-4 of Scientific Games Corporation and Subsidiaries (the "Company") of our report on the financial statements and financial statement schedule dated March 16, 2005, and of our report internal control over financial reporting dated March 16, 2005, (which report expresses an adverse opinion on the effectiveness of the Company's internal controls over financial reporting because of a material weakness) appearing in the Annual Report on Form 10-K of Scientific Games Corporation and Subsidiaries for the year ended December 31, 2004, and to the reference to us under the headings "Selected Financial Data" and "Experts" in the prospectus, which is part of this registration statement.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
June 13, 2005